UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>November 9, 2016</u>

<u>INDEPENDENCE HOLDING COMPANY</u>
(Exact name of registrant as specified in its charter)

<u>Delaware</u>	<u>001-32244</u>	<u>58-1407235</u>
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

<u>96 Cummings Point Road, Stamford, Connecticut</u>	<u>06902</u>
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On November 9, 2016, Independence Holding Company issued a news release announcing its 2016 Third-Quarter and Nine-Month results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated November 9, 2016: Independence Holding Company Announces 2016 Third-Quarter and Nine-Month Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert   Date: November 10, 2016

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: Loan Nisser
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES 2016 THIRD-QUARTER AND NINE-MONTH RESULTS

Stamford, Connecticut, November 9, 2016. Independence Holding Company (NYSE: IHC) today reported 2016 third-quarter and nine-month results.

Financial Results

Net income attributable to IHC of $4,323,000, or $.25 per share diluted, for the three months ended September 30, 2016 decreased from $14,760,000, or $.85 per share diluted, in the same period of 2015. Income from continuing operations decreased to $.25 per share, diluted, or $4,366,000, for the three months ended September 30, 2016 compared to $.81 per share, diluted, or $14,159,000, for the three months ended September 30, 2015. The Company recorded two significant gains in the quarter ended September 30, 2015, which had a significant positive impact in 2015 but not 2016. The first was a gain of $3,285,000, net of applicable income tax, from the reinsurance of substantially all of our run-off blocks of individual life and annuities and the sale of the infrastructure related to those blocks. The second, effective September 1, 2015, related to IHC entering into a joint venture with Ebix, Inc. to form Ebix Health Exchange Holdings, LLC, which acquired our subsidiary Ebix Health Administration Exchange (fka IHC Health Solutions, Inc.). The transaction resulted in a gain of $6,884,000, net of applicable income tax.

Net income attributable to IHC of $114,769,000, or $6.60 per share diluted, for the nine months ended September 30, 2016 increased from $25,011,000, or $1.43 per share diluted, in the same period of 2015. As IHC previously reported, we completed the sale of IHC Risk Solutions, LLC (“Risk Solutions”) and exited the medical stop-loss business. The Company recorded a gain on this transaction of $99,934,000, net of applicable income taxes and noncontrolling interest, and is reflected in discontinued operations on our Condensed Consolidated Statement of Income for the nine months ended September 30, 2016. Income from continuing operations decreased to $.83 per share, diluted, or $14,757,000, for the nine months ended September 30, 2016 compared to $1.36 per share, diluted, or $24,082,000, for the nine months ended September 30, 2015, because there was no amount in 2016 comparable to the two significant gains recorded in 2015 noted above.

The Company reported revenues of $78,542,000 and $232,133,000 for the three months and nine months ended September 30, 2016, respectively, compared to revenues for the three months and nine months ended September 30, 2015 of $139,773,000 and $405,893,000, respectively. Revenues decreased primarily due to a reduction in premiums from the 100% co-insurance of the Company’s stop-loss business produced by Risk Solutions.

Chief Executive Officer’s Comments

Roy T. K. Thung, Chief Executive Officer, commented, “Over the last several years, IHC’s insurance companies have transformed themselves by moving into lines of business that have higher margins, are less capital intensive and are less volatile. In addition, we are much stronger at the parent company level. We are in the extremely enviable position of having a large amount of cash and significant excess statutory surplus in our carriers, and we will be debt

free by the end of the year. We are now a specialty benefits company with multiple group and individual specialty health lines and niche specialty group disability (including New York statutory disability benefit policies (DBL)) and group life lines. After we sold our stop-loss business, we made four relatively small investments to bolster the distribution of our specialty health products, including pet insurance, and to acquire worksite marketing expertise. We will continue to seek additional strategic investments, but we have not as yet made a final decision as how best to deploy the vast majority of our liquidity. Our overall investment portfolio continues to be very highly rated (on average, AA) and has a duration of approximately six years. Our book value increased to $25.72 per share at September 30, 2016 from $18.73 per share at December 31, 2015, and our total stockholders' equity increased to $439 million at September 30, 2016 compared to $323 million at December 31, 2015. Both of these amounts are all-time highs."

About The IHC Group

Independence Holding Company (NYSE: IHC) is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries since 1980. The IHC Group owns three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), a minority interest in Ebix Health Administration Exchange, Inc., a fully insured third party administrator, and IHC Specialty Benefits, Inc., a technology-driven insurance sales and marketing company that creates value for insurance producers, carriers and consumers (both individuals and small businesses) through a suite of proprietary tools and products (including ACA plans and small group medical stop-loss). All products are placed with highly rated carriers.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
September 30, 2016
(In Thousands, Except Per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
REVENUES:				
Premiums earned	$ 67,335	$ 119,038	$ 195,524	$ 361,595
Net investment income	4,004	3,920	12,700	13,830
Fee income	4,050	2,201	12,541	9,195
Other income	2,261	5,790	8,898	8,349
Gain on sale of subsidiary to joint venture	-	10,161	-	10,161
Net realized investment gains	2,367	(1,109)	3,945	2,991
Net impairment losses recognized in earnings	(1,475)	(228)	(1,475)	(228)
	78,542	139,773	232,133	405,893
EXPENSES:				
Insurance benefits, claims and reserves	38,277	74,218	109,497	233,218
Selling, general and administrative expenses	32,823	43,202	97,947	133,640
Interest expense on debt	440	444	1,366	1,354
	71,540	117,864	208,810	368,212
Income before income taxes	7,002	21,909	23,323	37,681
Income taxes	2,636	7,750	8,566	13,599
Income from continuing operations	4,366	14,159	14,757	24,082
Discontinued operations:				
Income from discontinued operations, before income taxes	-	1,305	117,636	2,254
Income taxes on discontinued operations	-	576	7,724	961
Income from discontinued operations	-	729	109,912	1,293
Net income	4,366	14,888	14,757	25,375
Less: income from noncontrolling interests in subsidiaries	(43)	(128)	(9,900)	(364)
NET INCOME ATTRIBUTABLE TO IHC	$ 4,323	$ 14,760	$ 114,769	$ 25,011
Basic income per common share:				
Income from continuing operations	$ .25	$ .81	$ 0.83	$ 1.36
Income from discontinued operations	.00	.04	5.77	.07
Basic income per common share	$ .25	$ .85	$ 6.60	$ 1.43
WEIGHTED AVERAGE SHARES OUTSTANDING	17,120	17,292	17,189	17,331
Diluted income per common share:				
Income from continuing operations	$ .25	$ .81	$ 0.83	$ 1.36
Income from discontinued operations	.00	.04	5.77	.07
Diluted income per common share	$ .25	$ .85	$ 6.60	$ 1.43
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	17,340	17,457	17,402	17,496

As of November 7, 2016, there were 17,067,875 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	September 30, 2016	December 31, 2015
ASSETS:		
Investments:		
Short-term investments	$ 8,151	$ 50
Securities purchased under agreements to resell	11,282	28,285
Trading securities	1,135	1,259
Fixed maturities, available-for-sale	472,348	428,601
Equity securities, available-for-sale	6,685	8,426
Other investments	21,178	21,538
Total investments	520,779	488,159
Cash and cash equivalents	79,208	17,500
Due and unpaid premiums	57,454	69,075
Due from reinsurers	478,845	483,073
Premium and claim funds	25,881	22,015
Goodwill	41,573	47,276
Other assets	47,065	57,934
Assets attributable to discontinued operations	-	12,931
TOTAL ASSETS	$ 1,250,805	$ 1,197,963
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 242,819	$ 245,443
Future policy benefits	233,261	270,624
Funds on deposit	150,651	173,350
Unearned premiums	11,567	10,236
Other policyholders' funds	9,797	11,822
Due to reinsurers	66,577	46,355
Accounts payable, accruals and other liabilities	55,930	64,109
Liabilities attributable to discontinued operations	408	(15)
Debt	-	5,189
Junior subordinated debt securities	38,146	38,146
TOTAL LIABILITIES	809,156	865,259
STOCKHOLDERS' EQUITY:		
IHC STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,586	18,569
Paid-in capital	126,001	127,733
Accumulated other comprehensive income	3,448	(3,440)
Treasury stock, at cost	(17,483)	(13,961)
Retained earnings	308,415	194,450
TOTAL IHC STOCKHOLDERS' EQUITY	438,967	323,351
NONCONTROLLING INTERESTS IN SUBSIDIARIES	2,682	9,353
TOTAL EQUITY	441,649	332,704
TOTAL LIABILITIES AND EQUITY	$ 1,250,805	$ 1,197,963